

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Mrs. Dongdong Lin
Chief Executive Officer and Director
Sunwin International Neutraceuticals, Inc.
6 Shengwang Avenue
Qufu, Shandong, China

Re: Sunwin International Neutraceuticals, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2011
Filed July 29, 2011
File No. 000-53595

Dear Mrs. Lin:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Gus Rodriguez

                                Gus Rodriguez
                                Accounting Branch Chief